SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

FORETHOUGHT VARIABLE INSURANCE TRUST

LETTER OF INVESTMENT INTENT

SEPTEMBER 10, 2013

To the Board of Trustees of Forethought Variable Insurance Trust:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Forethought Variable Insurance Trust, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

By: ______________

Name: ______________

Title: ______________